Exhibit 99.1

Announcement 12 June 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE EXERCISES BROWSE PRE-EMPTION RIGHT

Woodside has given notice exercising its right to pre-empt the sale of PetroChina International Investment (Australia) Pty Ltd’s (CNPC) 10.67% participating interest in the Browse Joint Venture (BJV) to a subsidiary of INPEX CORPORATION (CNPC/INPEX Transaction).

The terms of Woodside’s acquisition will reflect those of the CNPC/INPEX Transaction, including:

•	Payment to CNPC of US$225 million plus reimbursement of CNPC’s BJV cash call contributions made between 30 June 2025 and the completion date; and

•	Contingent payment to CNPC of US$175 million upon the BJV taking a final investment decision for the development of all of the Brecknock, Calliance and Torosa fields on or prior to 30 June 2032.

The Browse resource is Australia’s largest undeveloped conventional gas resource with potential production of 11.4 million tonnes per annum of LNG, LPG and domestic gas. Its location off the west coast of Australia creates the opportunity for a major development to supply energy to contribute towards expected LNG demand in the Asia Pacific region and provide a significant new source of domestic gas for Western Australia.

Woodside’s combined interest in the upstream Browse resource and the North West Shelf onshore infrastructure provides the basis for an integrated development concept that Woodside expects could deliver strong returns to shareholders across the value chain and deliver long-term economic benefits for Western Australia and the nation.

Woodside CEO Liz Westcott said the current levels of interest in Browse, reflected in both the CNPC/INPEX Transaction and bp’s announced transaction with GS Energy, reinforces the quality and scale of the resource.

“Woodside’s decision to pre-empt reflects our commitment to continue progressing the proposed Browse to North West Shelf development. We see this as a pathway to maximise long-term shareholder value.

“Browse to the North West Shelf remains an important growth option for Woodside. This acquisition is a disciplined and capital efficient way to align integrated value in these assets for a development with long-term cash flow potential.

“We will continue working with the Browse Joint Venture to fully evaluate development opportunities. This includes advancing technical definition, commercial arrangements and regulatory approvals. Any investment decision will be made in accordance with Woodside’s capital allocation framework.”

Woodside’s acquisition remains subject to customary conditions precedent, including regulatory approvals.

Woodside’s equity interest in the BJV after completion of the acquisition will increase to 41.27%, assuming no other joint venture participant pre-empts.

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.